Lucia

Matching Travel & Hospitality Businesses with Top Talent

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LetsLucia.com

REPORT CARD ⌄

Dear investors,

When you invested in Lucia, you believed in our vision—that the travel and hospitality industry needed a smarter, more flexible way to access top-tier talent. You backed us because you saw an opportunity: a massive, underserved market and a team that knew how to execute.

This past year, we've put that vision into action. We've grown our marketplace, expanded our service offerings, and continued refining how we connect businesses with the specialized talent they need. We secured major partnerships, increased platform engagement, and strengthened our position as the go-to resource for hospitality businesses looking to scale. And just recently, we were named one of Phocuswright's Hot 25 Startups of 2025—an exciting validation of the work we've done.

Of course, no year in startups is without its challenges. We've navigated shifting industry dynamics, worked through operational refinements, and made tough decisions about where to focus our energy. But through it all, our mission remains clear: to build the most trusted platform for hiring in hospitality and travel.

Looking ahead, we have ambitious goals for the next phase of growth—expanding our customer base, launching new features, and continuing to improve how we serve both businesses and freelancers. And as we do, your support is more valuable than ever. If there are industry connections, potential partners, or strategic experts in your network who could help accelerate our next phase, we'd love to hear from you.

Most of all, I want to say thank you. Startups are a rollercoaster, and having investors who believe in the long-term vision makes all the difference. I'd love to reconnect soon—whether it's a quick call or an in-person catch-up, let's find time to chat.

Looking forward to another big year ahead!

We need your help!

Our investors can support us in several impactful ways. First, introductions to industry-related suppliers or partners—such as technology providers, property managers, travel advisors, and hotel brands—would help us explore potential co-marketing opportunities and strategic partnerships. These connections could accelerate our growth and expand our market reach.

Additionally, we would greatly appreciate introductions to experienced go-to-market experts who can help refine and optimize our go-to-market strategy. Access to individuals with deep expertise in scaling marketplace businesses, customer acquisition, and B2B sales strategies would be invaluable.

Beyond introductions, we welcome any strategic guidance or insights from our investors, particularly on market positioning, customer engagement, and scaling operations efficiently. We also encourage any opportunities for visibility, whether through investor

networks, speaking engagements, or media opportunities that can further establish Lucia as a leader in our space.
We are grateful for your continued support and look forward to working together to drive Lucia's success.

Sincerely,

Grace McBride

CEO

Gilad Berenstein

Director

How did we do this year?



REPORT CARD

B+

☺ The Good

Achieved significant revenue growth, surpassing key milestones.

Expanded our team with talented new hires, strengthening our capabilities.

Refined our go-to-market strategy, enhancing efficiency and market positioning.

☹ The Bad

Faced challenges in streamlining our go-to-market process, requiring adjustments along the way.

Experienced personnel transitions that brought both challenges and learning opportunities.

While we grew revenue, we aimed for even greater acceleration and are refining strategies to achieve it.

2024 At a Glance

January 1 to December 31



$526,754 +180%

Revenue



-$213,660

Net Loss



$12,309

Short Term Debt



$481,150

Raised in 2024



$302,526

Cash on Hand
As of 03/13/25



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$526,754

$188,003

-$213,660

-$341,892

2023   2024

Net Margin: -41%   Gross Margin: 33%   Return on Assets: -60%   Earnings per Share: -$0.82

Revenue per Employee: $263,377   Cash to Assets: 99%   Revenue to Receivables: ~   Debt Ratio: 3%

📄 Balance_Sheet___Income_Statement_-_2023-2024_-_Lucia.pdf

📄 2024_Tax_Return_-_Lucia.pdf

We ❤ Our 34 Investors

Thank You For Believing In Us

Julie Hussey	Adam Heintz	Ramesh Dontha	Wicksell Metellus	Rob Jacques	Ellie Daw
Caroline Casson	Bishoy Gaid	Sebnem Tugce Pala	Victor Raisys	Victoria Cox	Gale Wilkinson
Carrie Campbell	Mitch Knapke	Jennifer Burns	Derrek Grunfelder-...	Robert Sheard	Samantha Alarieleca
Shaun Hickson	Josh Deane	Patricia Gorman Cook	Jitesh Shahani	Sarane Caratan	Bastian Paetzold
Don Singleton	Girish Pai	David Laston	A.J Noronha	Jane Ann McBride	

Thank You!

From the Lucia Team



Grace McBride 🔗

CEO & Founder

2X Founder, Cornell & Notre Dame
MBA Graduate

Details

The Board of Directors

Director	Occupation	Joined
Gilad Berenstein	Investor @ Brook Bay Capital, LLC	2022
Erina Pindar	COO @ SmartFlyer	2022
Grace McBride	CEO and Founder @ Lucia	2022

Officers

Officer	Title	Joined
Gilad Berenstein	Vice President	2022
Grace McBride	Founder	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Grace McBride	180,000 Common	68.8%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2022	$625,000	Preferred Stock	Regulation D, Rule 506(b)
05/2022	$200		Other
01/2024	$430,000	Preferred Stock	Regulation D, Rule 506(b)
04/2024	$51,150		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender ❓	Issued	Amount	Oustanding	Interest	Maturity	Current?
	05/31/2022	$200	$0 ❓	0.0%		

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	500,000	183,000	Yes
Series Seed Preferred	100,000	62,500	Yes
Series Seed A 2 Preferred	100,000	15,987	Yes

Warrants: 0
Options: 29

Form C Risks:

Gilad Berenstein is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Custom Third-Party Software Integration: Our service platform is deeply integrated with third-party software (Stripe) that is custom-designed for our unique business operations, making us vulnerable to potential disruptions or discontinuations of this service which would be difficult and costly to replace.

Competitive Landscape Awareness: Our startup's value proposition is highly differentiated by an innovative approach to hospitality services; however, if industry giants like Upwork or TaskRabbit were to introduce a similar model leveraging their vast resources, it could significantly undermine our competitive advantage.

WOM Marketing Dependency: The growth of our customer base is particularly reliant on positive client experiences leading to word-of-mouth referrals; any major service failure could critically damage our reputation and have the potential to disproportionately impact our business due to our marketing strategy.

Errors and Omissions Exposure: As our platform's operations are primarily conducted online with a promise of accuracy and timeliness, any errors or omissions in the work completed by our freelancers can lead to customer dissatisfaction, disputes, or claims against us, potentially harming our reputation and financial standing.

Supply/Demand Sensitivity: Our startup operates within a niche segment of the hospitality industry that has shown erratic supply and demand patterns, particularly susceptible to seasonal fluctuations and changing consumer preferences, which could lead to volatility in our earnings.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the

guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Lucia Hospitality Group Inc

Delaware Corporation
Organized March 2022
2 employees
58 Arbor Field Way
Lake Grove NY 11755 https://www.letslucia.com/

Business Description

Refer to the Lucia profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lucia is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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